UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

GAIN CAPITAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

36268W100

(CUSIP Number)

Master Global Assets Limited

c/o: Walkers Corporate Services (BVI) Limited

Walkers Chambers

171 Main Street

Round Town Tortola VG91110

British Virgin Islands

with a copy to:

Vicki L. Martin-Odette, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219-7673

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36268W100

1.	Names of Reporting Persons. Master Global Assets Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,856,991
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,856,991
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,856,991
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36268W100

1.	Names of Reporting Persons Michel Daher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Lebanon
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,856,991
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,856,991
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,856,991
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36268W100

1.	Names of Reporting Persons Abdallah Daher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Lebanon
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,856,991
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,856,991
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,856,991
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 8 (this “Amendment”) to the Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock, par value $0.00001 par value per share (the “Common Stock”) of GAIN Capital Holdings, Inc., a Delaware corporation (the “Issuer”), previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on January 18, 2013, as amended by Amendment No. 1 to the Schedule 13D filed on February 12, 2013, Amendment No. 2 to the Schedule 13D filed on March 18, 2013, Amendment No. 3 to the Schedule 13D filed on April 26, 2013, Amendment No. 4 to the Schedule 13D filed on November 20, 2013, Amendment No. 5 to the Schedule 13D filed on January 24, 2014, Amendment No. 6 to the Schedule 13D filed on March 5, 2014, and Amendment No. 7 to the Schedule 13D filed on March 10, 2014 (as amended, the “Schedule 13D”). This Amendment is filed to disclose changes to beneficial ownership as a result of the disposition of shares of Common Stock by the Reporting Persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Master is the record and direct beneficial owner of the securities covered by this Schedule 13D. Master has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by it.

As co-directors and co-owners of Master, M. Daher and A. Daher may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Master. Each of M. Daher and A. Daher does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by Master.

As of May 27, 2014, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
03/28/2014	Master Global Assets Ltd.		21,942	$10.97	Open Market
03/28/2014	Master Global Assets Ltd.		39,400	$10.9511	Open Market
04/01/2014	Master Global Assets Ltd.		56,329	$11.2146	Open Market
04/01/2014	Master Global Assets Ltd.		2,915	$11.2014	Open Market
04/02/2014	Master Global Assets Ltd.		5,102	$11.04	Open Market
04/17/2014	Master Global Assets Ltd.		92,749	$10.008	Open Market
04/21/2014	Master Global Assets Ltd.		60,897	$10.2943	Open Market
04/22/2014	Master Global Assets Ltd.		20,699	$10.69	Open Market
04/29/2014	Master Global Assets Ltd.		27,381	$10.0045	Open Market
04/30/2014	Master Global Assets Ltd.		6,814	$10.6676	Open Market
05/01/2014	Master Global Assets Ltd.		3,028	$10.12	Open Market
05/02/2014	Master Global Assets Ltd.		24,025	$10.1002	Open Market
05/08/2014	Master Global Assets Ltd.		3,331	$10.00	Open Market
05/19/2014	Master Global Assets Ltd.		22,196	$8.05	Open Market
05/22/2014	Master Global Assets Ltd.		1,000	$7.95	Open Market
05/23/2014	Master Global Assets Ltd.		40,012	$7.9804	Open Market

(d) Not applicable.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1	Limited Power of Attorney for Section 13 and Section 16 Reporting Obligations dated March 13, 2013 (incorporated herein by reference to Exhibit 2 of the Amendment No. 2 to Statement on the Schedule 13D filed by the Reporting Persons on March 18, 2013)

99.1	Joint Filing Agreement dated January 18, 2013, among Master Global Assets Limited, Michel Daher and Abdallah Daher (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on January 18, 2013)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2014	MASTER GLOBAL ASSETS LTD.

	By:	/s/ Mark Daher
Mark Daher, Attorney-in-Fact

MICHEL DAHER

	By:	/s/ Mark Daher
Mark Daher, Attorney-in-Fact

ABDALLAH DAHER

	By:	/s/ Mark Daher
Mark Daher, Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1	Limited Power of Attorney for Section 13 and Section 16 Reporting Obligations dated March 13, 2013 (incorporated herein by reference to Exhibit 2 of the Amendment No. 2 to Statement on the Schedule 13D filed by the Reporting Persons on March 18, 2013)

99.1	Joint Filing Agreement dated January 18, 2013, among Master Global Assets Limited, Michel Daher and Abdallah Daher (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on January 18, 2013)